OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MANHATTAN SCIENTIFICS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

563122100

(Cusip Number)

Marty Steinberg, Esq., as the Receiver for
Lancer Management Group II, LLC, Lancer Offshore, Inc.,
LSPV, Inc., and Omnifund, Ltd. and as the party
in control of Lancer Partners, LP.
c/o David E. Wells, Esq.
Hunton & Williams, LLP,
1111 Brickell Avenue,
Suite 2500
Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, Lancer Offshore, Inc., LSPV, Inc., and Omnifund, Ltd. and as the party in control of Lancer Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 69,655,000 shares of common stock, $0.001 par value*

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 69,655,000 shares of common stock, $0.001 par value*

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,655,000 shares of common stock, $0.001 par value*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.18% of shares of common stock, $0.001 par value**

14.	Type of Reporting Person (See Instructions): IN

* The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13D. Item 5 of this Schedule 13D identifies the sole sources of information that the Reporting Person has relied upon to complete this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of the Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of contract, arrangement, understanding, relationship, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of the Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.

      The aggregate number of shares to which this Schedule 13D relates includes warrants for the purchase of 10,000,000 shares of the Common Stock of the Issuer held by Lancer Partners evidenced by a warrant certificate in the custody of the Reporting Person (the “Lancer Partners Warrant”) and warrants for the purchase of 16,000,000 shares registered to Lancer Offshore and evidenced by a warrant certificate in the custody of the Reporting Person (the “Lancer Offshore Warrant”). The Reporting Person has received a written statement from the Issuer asserting that the Issuer has no record of the issuance of the Lancer Offshore Warrant.

** The total number of shares issued and outstanding used in this Schedule 13D to calculate the percent of the class of the Common Stock owned by the Receivership Entities includes the 10,000,000 shares of the Common Stock issuable by the Issuer upon exercise of the Lancer Partners Warrant and the 16,000,000 shares of the Common Stock issuable by the Issuer upon exercise of the Lancer Offshore Warrant.

CUSIP No. 988918108	13D	Page 4 of 9

Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, a Connecticut limited partnership (“LMG II”), Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”), LSPV, Inc., a British Virgin Islands international business company (“LSPV”), and Omnifund, Ltd., a British Virgin Islands international business company (“Omnifund”) and as the party in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (LMG II, Lancer Offshore, LSPV, Omnifund and Lancer Partners are sometimes collectively referred to herein as the “Receivership Entities”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) pursuant to an action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH hereby files this statement on Schedule 13D (this “Schedule 13D”) to report the acquisition of beneficial ownership of shares of common stock, $0.01 par value (the “Common Stock”), of Manhattan Scientifics, Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The principal executive office of the Issuer is located at 405 Lexington Avenue, 32nd Floor, New York, NY 10174.

Item 2. Identity and Background.

      (a)-(c) and (f)

      The Reporting Person filing this Schedule 13D is:

      As of July 10, 2003, Marty Steinberg was appointed the Receiver of the Receivership Entities pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH. Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

      All of the securities to which this Schedule 13D relates are owned for the pecuniary benefit of Lancer Offshore, LSPV, Omnifund and Lancer Partners:

      LMG II is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of LMG II was to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

      Lancer Offshore is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500,

CUSIP No. 988918108	13D	Page 5 of 9

Miami, Florida 33131.

      LSPV is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of LSPV is that of a special purpose company formed to liquidate the assets of redeeming investors of Lancer Offshore by receiving a contribution of assets of Lancer Offshore equal to the pro rata share of the redeeming investors in the assets of Lancer Offshore. The current principal address of LSPV is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

      Omnifund is an international business company organized under the laws of the British Virgin Islands. Omnifund was originally incorporated and formerly known as The Orbiter Fund, Ltd. (“Orbiter Fund”),. The stated business purpose of Omnifund is that of a fund that pooled pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Omnifund is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. On March 27, 2002 The Viator Fund, Ltd., an international business company organized under the laws of the British Virgin Islands (“Viator Fund”) was merged with and into Omnifund.

      Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners is that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

      (d) and (e):

      Marty Steinberg has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      The Receivership Entities are defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, they are subject to a Temporary Restraining Order and Order Appointing Receiver both entered on July 10, 2003, prohibiting certain activities subject to federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

      See Item 4.

Item 4. Purpose of Transaction.

CUSIP No. 988918108	13D	Page 6 of 9

      Pursuant to an Order Appointing Receiver entered on July 10, 2003 by Judge Zloch of the United States Court for the Southern District of Florida, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of LMG II, Lancer Offshore, LSPV and Omnifund, including the securities to which this Schedule 13D relates. Pursuant to an order entered on July 25, 2003 by Judge Shiff of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492, the Reporting Person was designated the person in control of Lancer Partners by virtue of the Reporting Person’s status as the Receiver for LMG II, and thereby the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners, including the securities to which this Schedule 13D relates.

      The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of the Receivership Entities. In the course of the administration of the assets of the Receivership Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Receivership Entities over the next five years. The Reporting Person may from time to time seek to sell shares of the Common Stock held by the Receivership Entities based on its evaluation of the Issuer and upon other factors, including but not limited to, general economic, business and stock market conditions.

      Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate number and percentage of shares of the Common Stock to which this Schedule 13D relates is 69,655,000 shares of the Common Stock. This number represents 35.18% of 198,008,522 shares which represents (i) the total number of shares of the Common Stock of the Issuer outstanding as of December 31, 2003 according to written confirmation received by the Reporting Person from the Issuer and (ii) 26,000,000 shares of common stock

CUSIP No. 988918108	13D	Page 7 of 9

issuable by the Issuer upon the exercise of warrants held by Lancer Partners and Lancer Offshore. The aggregate number of shares of the Common Stock to which this Schedule 13D relates is based upon a review of custodial statements for the period of December 1, 2003 through December 31, 2003 (the “Custodial Statements”) delivered to the Reporting Person by Banc of America Securities (“BA”), which serves as prime broker to the Receivership Entities as well as a review of original stock certificates and warrant certificates in the custody of the Reporting Person. The BA Custodial Statements indicate that BA retains custody of 30,400,000 shares of the Common Stock registered to Lancer Offshore, 8,877,756 shares of the Common Stock registered to Lancer Partners, and 3,122,244 shares of Common Stock held for the benefit of LSPV. The Reporting Person has in its possession original stock certificates evidencing 500,000 shares of the Common Stock issued to the Orbiter Fund and 755,000 shares of the Common Stock issued to the Viator Fund. The Reporting Person has in its custody warrant certificates for the purchase of 10,000,000 shares of the Common Stock registered to Lancer Partners and 16,000,000 shares of the Common Stock registered to Lancer Offshore.

      The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13D. Item 5 of this Schedule 13D identifies the sole sources of information that the Reporting Person has relied upon to complete this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of the Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of contract, arrangement, understanding, relationship, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of the Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.

      The aggregate number of shares to which this Schedule 13D relates includes warrants for the purchase of 10,000,000 shares of the Common Stock of the Issuer held by Lancer Partners evidenced by a warrant certificate in the custody of the Reporting Person (the “Lancer Partners Warrant”) and warrants for the purchase of 16,000,000 shares registered to Lancer Offshore and evidenced by a warrant certificate in the custody of the Reporting Person (the “Lancer Offshore Warrant”). The Reporting Person has received a written statement from the Issuer asserting that the Issuer has no record of the issuance of the Lancer Offshore Warrant.

      (b) The Reporting Person is the sole person with voting and dispositive power with regard to the 69,655,000 shares of the Common Stock of the Issuer described in this Schedule 13D.

      (c) There have been no transactions effected during the past 60 days by the Reporting Person with respect to this class of securities.

      (d) Not applicable.

CUSIP No. 988918108	13D	Page 8 of 9

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

      To the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Receivership Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any contract, arrangement, understanding, relationship, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of the Common Stock than indicated herein.

Item 7. Material to be Filed as Exhibits.

      None.

CUSIP No. 988918108	13D	Page 9 of 9

SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004.
/s/ Marty Steinberg
Marty Steinberg, as Receiver of Lancer Management Group II, LLC, Lancer Offshore, Inc., LSPV, Inc., and Omnifund, Ltd. and as the party in control of Lancer Partners, LP.